EXHIBIT 12

EMULEX CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In thousands, except ratios)

	Year Ended
	June 29,	June 30,	July 1,	July 3,	June 27,
	2014	2013	2012	2011	2010

Earnings
Earnings before income taxes	$(26,186)	$(5,583)	$(9,502)	$(58,847)	$6,344
Add: Fixed Charges	$8,460	$1,690	$1,738	$2,396	$1,727

Total Earnings	$(17,726)	$(3,893)	$(7,764)	$(56,451)	$8,071

Fixed Charges (a)
Interest Expense	$5,860	$23	$15	$373	$7
Interest component of rental expense	$2,600	$1,667	$1,723	$2,023	$1,720

Total Fixed Charges	$8,460	$1,690	$1,738	$2,396	$1,727

Ratio of Earnings to Fixed Charges (b)	(c)	(c)	(c)	(c)	4.67

(a) Fixed charges include the portion of rental expense that management believes is representative of the interest component.
(b) The ratio of earnings to fixed charges is computed by dividing Total Earnings by Total Fixed Charges.
(c) The ratio coverage in 2014, 2013, 2012 and 2011 was less than 1:1. The Company would have needed to generate additional earnings of approximately $26.2 million, $5.6 million, $9.5 million and $58.9 million to achieve a coverage ratio of 1:1 in 2014, 2013, 2012 and 2011, respectively.